360 FUNDS
4300 Shawnee Mission Parkway, Suite 100
Fairway, Kansas 66205

October 3, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	360 Funds (the “Trust”): Request for Withdrawal of a Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (File Nos. 333-123290 and 811-21726)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests withdrawal of the following Post-Effective Amendment (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-123290 and 811-21726) relating to the (i) M3Sixty Advisors Short Duration Fund, (ii) M3Sixty Advisors Total Return Fund, (iii) M3Sixty Advisors Absolute Return Fund, and (iv) M3Sixty Advisors Concentrated Global Growth Fund (the “Funds”):

Post-Effective Amendment No. 73, filed May 26, 2017 (Accession No. 0001398344-17-006929)

The Trust is making this application for withdrawal of the Amendment because it has determined not to proceed with the registration of the Funds. No securities have been issued or sold by the Funds in connection with the Amendment. The Trust respectfully submits that a withdrawal of the Amendment is consistent with the public interest and the protection of investors.

If you have any questions regarding this application for withdrawal, please contact John H. Lively, counsel for the Trust, at (913) 660-0778.

Very truly yours,

By:	/s/ Randall K. Linscott
Randall K. Linscott, President